June 21, 2012

Mr. Craig Wilson
Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Pitney Bowes Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-03579

Dear Mr. Wilson:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated June 12, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed on February 23, 2012. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations – 2011 compared to 2010

Income taxes/effective tax rates, page 16

1.
We note your response to prior comment 1. In future filings, to the extent your effective income tax rate is materially affected by factors such as assets sales and/or settlements with the tax authorities please provide additional disclosure regarding the nature of such factors and the expected impact on continuing operations in future periods.

Response: The Company acknowledges the staff’s comment and will expand on its disclosures, as appropriate, in future filings.

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page 51

2.
In view of the significance of the recent tax settlements with the IRS, in future filings please disclose the tax years that remain subject to examination by major tax jurisdiction pursuant to ASC 740-10-50-15(e). In this regard, we note your disclosure indicating that you “have other domestic and international tax filings currently under examination or subject to examination” but you did not specify the jurisdictions or years.

Response: The Company acknowledges the staff’s comment and will expand on its disclosures in future filings.

* * * * * * *

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Jeanine Giraldo McHugh at (203) 351-7439.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and
Chief Financial Officer

Copies:
Brian Lane – Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP
Jeanine Giraldo McHugh